Marvel Entertainment, Inc.
417 Fifth Avenue
New York, New York 10016
April 20, 2009
Via EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Attn: Stephen Krikorian, Accounting Branch Chief

Re:	Marvel Entertainment, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 File No. 1-13638
Dear Mr. Krikorian:
Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “SEC or the “Staff”) with respect to the above-referenced annual report on Form 10-K (the “Form 10-K”) in the letter (the “Comment Letter”) dated March 30, 2009, addressed to Isaac Perlmutter, Chief Executive Officer of Marvel Entertainment, Inc. (“Marvel” or “us”). Reference is also made to our letter to the Staff dated April 8, 2009, in which we expressed our intention to respond to the comments in the Comment Letter by the close of business on April 20, 2009, or 10 business days after our receipt of the Comment Letter.
The Staff’s comments in the Comment Letter are copied below in bold type for your reference, and are followed by our response. The captions below correspond to those used in the Comment Letter.
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 1. Business, page 1
Competition, page 9
SEC Comment:
1.	Your discussion of the competitive conditions affecting your business does not address the principal methods of competition. See Item 101(c)(1)(x) of Regulation S-K. Please include this disclosure in future filings with respect to each business segment.

Response:
In our future filings, our discussion of the competitive conditions affecting our business will address the principal methods of competition with respect to each business segment. For example, we expect to discuss the following:
•	competition involved in keeping our characters popular and appealing, which affects all of our operating segments;
•	competition faced by our Licensing segment in setting the royalty rates and minimum guarantees that we ask our licensees to pay;
•	competition faced by our Film Production and Publishing segments in making movies and publications that appeal to the public;
•	competition faced by our Film Production and Publishing segments in securing arrangements with talent (actors, writers, artists, etc.), whose services are often sought by many of our direct competitors;
•	competition faced by our Film Production segment in setting release dates for its films; and
•	competition faced by our Publishing segment in setting the prices of its publications.
Item 8. Financial Statements and Supplementary Data, page 46
Consolidated Statements of Cash Flows, page F-6
SEC Comment:
2.	Please reconcile your cash outflow from operating activities related to the excess tax benefits from stock-based compensation with the cash inflow from financing activities for fiscal year 2006.
Response:
This comment refers to our showing $45.6 million as a cash outflow from operating activities in 2006 under the caption “Excess tax benefit from stock-based compensation” while showing $64.8 million as a cash inflow from financing activities in the same year under the same caption. The $19.2 million difference is explained below.
In 2006, we had an unusually high level of exercises by employees of nonqualified stock options. Those exercises provided us with a tax benefit in the total amount of $64.8 million. At December 31, 2006, we anticipated that the cash income tax refund we would receive resulting from this benefit would be $45.6 million, representing the “gross” tax benefit of $64.8 million reduced by $19.2 million in tax payments that we would otherwise have expected to make in 2007 with respect to our 2006 income. We presented the $45.6 million net amount as a receivable on our December 31, 2006 balance sheet under the heading “Income tax receivable.”

In order to make the change in balance sheet accounts easier for the reader of the financial statements to understand, we presented the $45.6 million expected net cash benefit from the 2006 stock option exercise activity as a cash outflow from operating activities under the caption “Excess tax benefit from stock-based compensation.”
We considered an alternative presentation of adding our $19.2 million in expected tax payments (excluding the option benefit) as both a cash outflow from operating activities (under that same caption) and as a cash inflow from operating activities (under the caption “Income taxes payable”), in which case our cash flows from operations in 2006 would have showed a $64.8 million outflow under the caption “Excess tax benefit from stock-based compensation.” We concluded that by keeping the offsetting $19.2 million amounts out of those two items, our cash flow statement would more accurately reflect actual cash flows to and from the Company resulting from the excess tax benefits we received from stock-based compensation. We note that the amount shown as Net cash provided by operating activities was not affected by any of the above, and would have been $158.2 million under either presentation.
Notes to Consolidated Financial Statements, page F-7
Note 1 — Description of Business and Basis of Presentation, page F-7
SEC Comment:
3.	We note your disclosure that the assets of other Film Slate Subsidiaries, other than MVL Productions LLC, are not available to satisfy debts or other obligations of any of your other subsidiaries. Tell us what consideration you gave to the disclosure requirements provided for in SAB Topic 6K2 in light of the identifiable assets assigned to the Film Production segment, which appear to [be] restricted assets, in relation to your total consolidated net assets. We also refer you to Articles 4-08(e)(3) and 5-04(c) of Regulation S-X.
Response:
On September 1, 2005, Marvel, through its wholly-owned consolidated subsidiary MVL Film Finance LLC, closed a financing under which borrowings are non-recourse to Marvel and its affiliates, other than MVL Film Finance LLC (the “Film Facility”). MVL Film Finance LLC has pledged all of its assets as collateral for the borrowings under the Film Facility. As part of the structure of the Film Facility, MVL Film Finance LLC was established as a bankruptcy-remote entity whose assets are restricted to satisfying its own obligations (e.g., indebtedness to the secured parties under the Film Facility). Similarly, bankruptcy-remote movie-production entities are formed in connection with each movie produced under the Film Facility. Together with MVL Film Finance LLC, these entities are the “Bankruptcy-Remote Film Subsidiaries.” The assets of each Bankruptcy-Remote Film Subsidiary are available only to satisfy obligations of that entity; they are not available to satisfy the obligations of any other affiliate of Marvel until after the Film Facility expires. Likewise, the assets of Marvel Entertainment, Inc. and its affiliates that are not Bankruptcy-Remote Film Subsidiaries are not available to satisfy the obligations of any Bankruptcy-Remote Film Subsidiary until after the Film Facility expires. This structure was established to protect the assets of Marvel Entertainment, Inc. and its affiliates that are not Bankruptcy-Remote Film Subsidiaries from obligations arising under the Film Facility in the event that the cash flows associated with our films financed under the Film Facility are insufficient to repay the Film Facility’s outstanding borrowings. The Film Facility expires on September 1, 2016 (subject to an extension of up to ten months if there is a delay in releasing the final movie), or sooner if the films produced under the Film Facility pay off all related borrowings and the Film Facility is terminated.
As the Staff points out, because of the bankruptcy-remote structure described above, the majority (although not all) of the identifiable assets of the Film Production segment are restricted assets. As shown on page F-34 of the Form 10-K, the identifiable assets of the Film Production segment represent 39.0% of our consolidated assets as of December 31, 2008. That figure, however, includes some unrestricted assets and, more significantly, it reflects gross assets rather than net assets. Net assets of the Film Production segment are net of such items as Film Facility debt. As of December 31, 2008, the restricted net assets of the Film Production segment (all of which are held by the Film Slate Subsidiaries) represent just 9.3% of our consolidated net assets. Almost all of our restricted assets are in the Film Production segment. As of December 31, 2007, the restricted net assets of the Film Production segment were negative (that is, they were a deficit). We understand that the disclosure requirements provided for in SAB Topic 6K2 and Articles 4-08(e)(3) and 5-04(c) of Regulation S-X require additional disclosure if restricted net assets are in excess of 25% of consolidated net assets. Accordingly, we believe our level of disclosure is appropriate. We will continue to monitor our restricted net asset position in the future.
Note 14 — Quarterly Financial Data, page F-38
SEC Comment:
4.	We note the adjustments identified in the footnotes to your summarized quarterly financial information. Tell us more about these adjustments including the qualitative factors relied upon by management when concluding that the adjustments were not material to the quarter impacted or any previously reported periods.

Response:
The adjustments referred to in the Comment appear in Footnotes 3, 4 and 5 to the Quarterly Financial Data table on page F-38 of the Form 10-K. The adjustments are out-of-period adjustments made in the fourth quarter of 2007 (Footnote 3), the third quarter of 2007 (Footnote 4) and the first quarter of 2007 (Footnote 5). We present, below, (1) a more detailed description of the adjustments, along with a reference to the first disclosure of the adjustments in a quarterly report on Form 10-Q or annual report on Form 10-K; (2) a discussion of the qualitative factors considered by management when analyzing whether the adjustments were material; and (3) our conclusion.
1. Description of Adjustments and Reference to First Appearance in 10-Q/10-K.
•	Footnote 3. The adjustment for additional selling, general and administrative expense to correct the estimated amount of royalties payable to actors for the use of their likeness in products over the period 2004 to 2006, discussed in Footnote 3 to the table, was the result of our receiving unexpected information from Sony Pictures in the fourth quarter of 2007 relating to agreements that Sony Pictures (not Marvel) had entered into with the actors in the Spider-Man films. Based on the information supplied by Sony, which was the best information available to us when we filed our 2007 Form 10-K, we recorded a liability in the fourth quarter of 2007 for amounts payable to talent. The establishment of the liability resulted in an after-tax charge of $4.7 million to net income, as it was deemed probable that the information provided by Sony Pictures was correct. This information was disclosed in our 2007 Form 10-K on page F-41, in a note to the quarterly financial data table. Upon our pursuing this matter further in 2008, Sony Pictures retracted the information provided in the fourth quarter of 2007 and replaced it with new information in the second quarter of 2008. The new information allowed us to significantly reduce the amount accrued in the fourth quarter of 2007. This reduction of the accrual was disclosed in our Form 10-Q for the second quarter of 2008 and in Footnote 2 to the table on page F-38 of the Form 10-K.
•	Footnote 4. The discrete income tax benefit of $1.7 million in the third quarter of 2007, discussed in Footnote 4 to the table, relates to an adjustment to correct an overstated deferred tax liability recorded in connection with unremitted earnings of our former consolidated Hong Kong subsidiary during 2004, and further adjusted in 2005 and 2006. The effect of this benefit on our effective tax rate was disclosed in our Form 10-Q for the third quarter of 2007 (the quarter in which this overstatement was identified), on page 13 in Footnote 8, “Income Taxes”. In addition, this information was disclosed in our 2007 Form 10-K on page F-41, in a note to the quarterly financial data table.

•	Footnote 5. The discrete income tax charge of $2.6 million in the first quarter of 2007, discussed in Footnote 5 to the table, relates to an adjustment to correct a 2003 overstatement of deferred tax assets set up in connection with state and local net operating loss carryforwards, which were improperly recorded gross (i.e., not net of a Federal benefit). This information was disclosed in our Form 10-Q for the first quarter of 2007 (the quarter in which this overstatement was identified), on page 12 in Footnote 8, “Income Taxes”. The $1.9 million non-recurring credit to selling, general and administrative expenses associated with pension accounting for the Fleer/Skybox plan, also discussed in Footnote 5 to the table, relates to a pre-tax adjustment ($1.2 million on an after-tax basis) to correct excessive amortization of accumulated other comprehensive income for the years 2001 through 2006. The accumulated other comprehensive income arose from actuarial changes to our recorded pension liability. This information was disclosed in our Form 10-Q for the first quarter of 2007 (the quarter in which this excess was identified), on page 13 in Footnote 6, “Segment Information”. These two adjustments net to a $1.4 million increase to net income during the first quarter of 2007 and were each disclosed again in our 2007 Form 10-K on page F-41, in a note to the quarterly financial data table.
2. Qualitative Factors Considered by Management.
Under the guidance of SEC Staff Accounting Bulletin No. 99, Materiality, (“SAB 99”) and SEC Staff Accounting Bulletin No. 108 — Topic 1.N, Considering the Effects of Prior Year Misstatements when Quantifying Misstatement in Current Year Financial Statements, we assessed materiality using both quantitative and qualitative factors. We also evaluated the impact of the differences in the financial statement line items utilizing the concept of materiality as defined by Statement of Financial Accounting Concepts No. 2, as follows:
“The omission or misstatement of an item in a financial statement report is material if, in light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or exclusion of the item.”
The qualitative factors we considered in analyzing whether the out-of-period adjustments were material included those contained in SAB 99, which are listed below, followed, in italics, by our assessment of how the factors applied.
•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate. The adjustment in Footnote 3, related to the Sony talent merchandising participation accrual, was not precisely estimable by us as we did not have access to the terms of each actor’s agreement with Sony relating to the amount of the actor’s share and how that share was to be calculated. The misstatements in Footnotes 4 and 5, however, arose from items capable of precise measurement.

•	Whether the misstatement masks a change in earnings or other trends. These misstatements did not mask a change in our earnings or other trends. While we do not give quarterly guidance, our publicly released financial guidance for full year 2007 pointed to higher sales, operating income, net income and earnings per share as compared to 2006 and our publicly released financial guidance for full year 2006 pointed to lower sales, operating income, net income and earnings per share as compared to 2004 or 2005. In each quarter of 2007 and for full year 2007, the misstatements had no effect on whether or not our sales, operating income, net income or earnings per share were higher than in the corresponding period of 2006. Likewise, in each quarter of 2006 and for full year 2006, the misstatements had no effect on whether or not our sales, operating income, net income or earnings per share were lower than in the corresponding period of 2005 or 2004.
•	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise. The misstatements did not hide a failure to meet analysts’ consensus expectations. In each quarter of 2007 and 2006, the misstatements had no effect on whether or not we met analysts’ consensus expectations for our financial results.
•	Whether the misstatement changes a loss into income or vice versa. These misstatements did not change a loss into income or vice versa.
•	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability. The misstatements in Footnotes 4 and 5 were corporate adjustments contained in All Other in our segment reporting, and therefore had no impact on the operating results of any of our operating segments. The adjustment in Footnote 3 concerned our Licensing segment, which plays a significant role in our operations and profitability, but the adjustment did not have the effect of masking any change in earnings or other trends of that segment.
•	Whether the misstatement affects the registrant’s compliance with regulatory requirements. The misstatements did not affect our compliance with regulatory requirements.
•	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements. The misstatements did not affect our compliance with loan covenants or other contractual requirements.

•	Whether the misstatement has the effect of increasing management’s compensation for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation. The misstatements had no effect on management’s compensation. Our performance goals for bonuses and for vesting of restricted stock are based upon operating income. The out-of-period adjustments related to income tax had no impact on operating income. For the year 2006, in which the effect of the other misstatements was to increase operating income (upon which our 2006 bonus plan was based), our operating income excluding the effect of those misstatements would still have exceeded the amount required for vesting of performance-based restricted stock grants and for payment of executive bonuses at the full target level under the 2006 bonus plan, which is the level at which they were actually paid. For the year 2007, the effect of those other misstatements was to decrease operating income.
•	Whether the misstatement involves concealment of an unlawful transaction. The misstatements did not involve concealment of an unlawful transaction. We have found no evidence to suggest that the misstatements were intentional or occurred as part of an attempt to conceal any financial transaction.
3. Conclusion.
Based upon the foregoing, we concluded that the adjustments were not material to the quarter impacted or any previously reported periods.
We note that management considered the adjustments (1) in evaluating the effectiveness of our internal control over financial reporting as of December 31, 2007 and (2) in reporting, in Item 9A of our 2007 Form 10-K, management’s assessment that our internal control over financial reporting was effective as of December 31, 2007.
Item 11. Executive Compensation, page 48
Incorporated by Reference to Definitive Proxy Statement Filed March 24, 2009
Compensation Discussion and Analysis, page 15
Performance-Based Awards Under Our Cash Incentive Compensation Plan, page 18
SEC Comment:
5.	We note that cash bonuses for your named executive officers other than Mr. Perlmutter, and equity awards for Mr. Perlmutter, are tied to your achievement of certain threshold, target, and maximum levels of operating income. Your disclosure does not appear to explain how the amount of such awards is determined when operating income falls between threshold and target levels, or target and maximum levels. Please include this disclosure in the Compensation Discussion and Analysis section of future filings.

Response:
I. Operating results between levels corresponding to threshold and target payouts. Note 3 to the Grants of Plan-Based Awards Table on page 25 of our proxy statement reads as follows: “Under the terms of [the 2008 cash bonus awards for our named executive officers other than Mr. Perlmutter and the 2008 equity award for Mr. Perlmutter], achievement of the threshold performance level ($175 million of operating income excluding film-production operations; see narrative disclosure below) would result in a zero payout. Achievement of the next higher specified performance level ($200 million of operating income excluding film-production operations) would result in a payout at 100% of the target level. Performance between the threshold performance level and the next higher performance level would result in an interpolated payout between 0% and 100% of the target payout level.” [emphasis added]
By that note, we intended to explain that, between the operating levels that were tied to threshold and target payouts respectively, payouts under the awards would rise in a linear fashion from 0% to 100% of target. For example, if 2008 operating income excluding film-production operations had been $187.5 million (halfway between the two performance points), then the awards would have been paid out at 50% of target (halfway between the threshold and target payout points). We could, however, have given that explanation more clearly and prominently. We will do so in the Compensation Discussion and Analysis section of our future filings.
II(a). Operating results between levels corresponding to target and maximum payouts: Named Executive Officers other than Mr. Perlmutter. Our bonus payout disclosure would have been improved had we explained how the payouts under the 2008 cash bonus awards for our named executive officers other than Mr. Perlmutter would have been determined if 2008 operating income excluding film-production activities had fallen between the levels corresponding to target (100%) and maximum (146%) payout. In fact, those payouts would have risen in a linear fashion from 100% to 146% of target. For instance, if 2008 operating income excluding film-production operations had been $220 million (halfway between the performance points corresponding to target and maximum payouts), then those awards would have been paid out at 123% of target (halfway between the target and maximum payout points). We will give a corresponding explanation for future years, as applicable, in the Compensation Discussion and Analysis section of our future filings.
II(b). Operating results between levels corresponding to target and maximum payouts: Mr. Perlmutter. The payout under Mr. Perlmutter’s 2008 equity award would under no circumstances have exceeded its target amount, as we disclosed on page 18 of the proxy statement in “Compensation Discussion and Analysis: Performance-based awards under our cash incentive compensation plan,” third paragraph; on page 21 of the proxy statement, in “Compensation Discussion and Analysis: Long-term equity incentive awards,” sixth paragraph; and on page 27 of the proxy statement, in “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table: Equity Awards,” first paragraph. In addition, the “target” and “maximum” payout amounts shown for that award in the Grants of Plan-Based Awards Table are identical. We believe that our level of disclosure on this point was sufficient.

Item 15. Exhibits and Financial Statements Schedules, page 49
SEC Comment:
6.	We note your disclosure that you distribute your publications to the direct market solely through Diamond Comic Distributors, Inc., and that total net sales made through Diamond during the years ended December 31, 2008, 2007 and 2006 accounted for 81%, 81% and 80%, respectively, of Publishing segment net sales and 15%, 21%, and 25%, respectively, of your consolidated net sales. It appears that you have a distribution agreement with Diamond, and that you have not filed the agreement as an exhibit. Please provide us with your analysis as to how you determined not to file the agreement as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.
Response:
Our second amended and restated agency agreement with Diamond Comic Distributors, Inc. is the agreement under which Diamond distributes our publications to several markets, including the direct market. We have reviewed our previous determination not to file that agreement as an exhibit to the Form 10-K and have concluded, in light of the facts and circumstances, that the agreement is properly considered fileable. We intend to file the agreement promptly as an exhibit by means of an amendment to the Form 10-K, with portions omitted pursuant to a request for confidential treatment that we intend to file separately with the Commission.
SEC Comment:
7.	We note your disclosure that you are primarily dependent on a single distributor for each of your films, and that you have studio distribution agreements with Paramount Pictures Corporation and, solely with respect to “The Incredible Hulk” theatrical release, with Universal Pictures. In addition, net sales from two films distributed by Paramount and Universal accounted for 38% of your revenue for your most recent fiscal year. It appears that you have not filed the studio distribution agreements as exhibits. Please provide us with your analysis as to how you determined not to file the agreements as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:
In the third quarter of 2005, we established the Film Facility, entered into our first film distribution agreement, and publicly announced our entry into the business of film production. The public announcement was made by press release on September 6, 2005, and on that same day we filed a current report on Form 8-K that discussed the subject further. Until that point, we were not in the business of making movies and therefore, when we entered into that first film distribution agreement, we determined that it was not in the ordinary course of our business. That was the agreement, with Paramount Pictures Corporation, under which the 2008 release Iron Man was distributed and under which most of the 38% figure mentioned in the comment was earned. We filed that agreement, in redacted form pursuant to our request for confidential treatment, as Exhibit 10.1 to our 10-Q for the quarter ended September 30, 2005, and we also incorporated that agreement by reference into the exhibits filed with our Form 10-K for the year ended December 31, 2005 (as Exhibit 10.16).
When we entered into each of our two subsequent film distribution agreements (one with Universal for the 2008 release The Incredible Hulk and one with Paramount for five of our future films, as described on page 4 of the Form 10-K), we determined that film distribution agreements were now in the ordinary course of our business. We made the same determination in deciding which documents to file as exhibits to the Form 10-K. We took note of the language of Item 601(b)(10)(ii)(B) of Regulation S-K, in particular the instruction to file agreements made in the ordinary course, but upon which a registrant’s business is substantially dependent. We analyzed whether our business was substantially dependent upon our film distribution agreements with Paramount and Universal by looking into whether the agreements could easily be replaced. We determined that the field of film distribution is one in which competition exists and where alternatives to any particular distributor can be found. (This, incidentally, is not the case in the field of direct-market distribution of comic books and trade paperbacks.) Any number of studios, that is, could replace Universal or Paramount if either were to fail to perform under its film distribution agreement(s) with us, and in the face of any such development we would be able to continue to carry out our film distribution operations with the replacement party. We therefore determined that our business was not substantially dependent upon our film distribution agreement with Universal or upon either of our two film distribution agreements with Paramount.

Exhibit 31.1 and 31.2
SEC Comment:
8.	We note that you have omitted language from paragraph 4(d) of the certifications. The certifications may not be changed in any respect from the language of Item 601(b)(31), even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. Please provide us with a confirmation that you will conform your disclosure in future filings to the exact language of Item 601(b)(31) of Regulation S-K.
Response:
We omitted a parenthetical phrase from paragraph 4(d) of the certifications filed with respect to the Form 10-K because we thought the phrase was an instruction to the certifier rather than a part of the certification. In response to the Staff’s comment, however, we hereby confirm that we will conform our disclosure in future filings to the exact language of Item 601(b)(31) of Regulation S-K.
*       *       *
In connection with our responses to the Staff comments set forth above, we acknowledge to you that (i) Marvel is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing, and (iii) Marvel may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the matters discussed in this letter, please feel free to call me at (212) 576-4004.
Sincerely,

/s/ John Turitzin
John Turitzin
Executive Vice President,
Officer of the Chief Executive,
and General Counsel
Marvel Entertainment, Inc.

cc:	Richard L. Solar, Chairman, Audit Committee Isaac Perlmutter Kenneth P. West Mark D. Plotkin Benjamin Dean

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